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                                                                     EXHIBIT 4.1


                               SECOND AMENDMENT TO
                            GROUP 1 AUTOMOTIVE, INC.
                        1998 EMPLOYEE STOCK PURCHASE PLAN


         WHEREAS, GROUP 1 AUTOMOTIVE, INC. (the "Company") has heretofore adopted the GROUP 1 AUTOMOTIVE, INC. 1998 EMPLOYEE STOCK PURCHASE PLAN (the "Plan"); and

         WHEREAS, the Company desires to amend the Plan in certain respects;

         NOW, THEREFORE, the Plan shall be amended as follows:

         1. Subject to the provisions of paragraph 2 hereof, the first sentence of paragraph 6 of the Plan shall be deleted and the following shall be substituted therefor:

         "Subject to the provisions of paragraph 13, the aggregate number of shares which may be sold pursuant to options granted under the Plan shall not exceed 1,500,000 shares of the authorized Stock, which shares may be unissued shares or reacquired shares, including shares bought on the market or otherwise for purposes of the Plan."

         2. This Second Amendment to the Plan shall be effective as of February 23, 2000, provided that this Second Amendment to the Plan is approved by the stockholders of the Company at the 2000 annual meeting of the Company's stockholders. No more than 1,000,000 shares of Stock (the number of shares currently subject to the Plan) shall be issued or delivered under the Plan prior to such stockholder approval. If the stockholders fail to approve this Second Amendment to the Plan as provided above, then the Company shall promptly refund to each participant the amount of such participant's payroll deductions under the Plan that may not be used to purchase in excess of the 1,000,000 shares currently subject to the Plan.

         3. As amended hereby, the Plan is specifically ratified and reaffirmed.